January 28, 2016

VIA EDGAR

Jaime G. John

Accounting Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the quarterly period ended September 30, 2015
Filed November 5, 2015
File No. 1-35777

Dear Ms. John,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated January 13, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 2, 2015 (the “2014 10-K”) and Form 10-Q for the quarterly period ended September 30, 2015 filed on November 5, 2015 (the “Q3 Form 10-Q”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Q3 Form 10-Q.

Form 10-Q for the quarterly period ended September 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.	We note your disclosure on page 23 that a joint venture entity, Advance Purchaser LLC, consolidated by you, entered into an agreement in December 2013 to purchase from Nationstar the outstanding servicer advances on a portfolio of loans, including the basic fee component of the related MSRs, and all future service advances. We further note that the portfolio of loans referenced above is a subset of the same loan portfolio in which you invest in the excess MSRs and have related recapture agreements with Nationstar. With respect to the December 2013 transaction, please tell us whether you have the ability to sell one set of cash flows separately from the other (e.g., the rights to repayment of servicer advances separately from the basic fee component). Tell us whether any sale would require the execution of a separate agreement or significant amendments to the existing agreements in order to have an unrelated party “participate” in the cash flows through your existing agreement. To the extent that a significant amendment would be required, describe the process for amendment, including any required consents or approvals.

Response

We respectfully inform the Staff that, while Advance Purchaser LLC (“AP LLC”) has the legal right to separately sell the two sets of cash flows, any such sale would require the execution of new agreements or the significant amendment of existing agreements, making such a sale impractical. We further note that, in addition to the rights to receive cash inflows from outstanding advances and the basic fee component of the related MSRs, AP LLC also has the obligation to purchase all future advances with respect to the related pool of underlying residential mortgage loans, which also needs to be considered in assessing separability.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

January 28, 2016

There are several reasons why any such sale would require the execution of new agreements or the significant amendment of existing agreements, including, without limitation:

•	Under the existing agreements, the basic fee component of the related MSRs is split between AP LLC and Nationstar based on the Targeted Return. The Targeted Return is calculated using both sets of cash flows on a combined basis. Therefore, if there were any sale, the determination of whether the Targeted Return is met would not be possible without amending the existing agreements to effectively nullify one of the primary terms.

•	AP LLC has the obligation to purchase all future advances with respect to the related pool of underlying residential mortgage loans as they are made, and the servicer (seller), Nationstar in this case, relied on the ability of AP LLC and its managing member, New Residential, to finance such purchases in negotiating the transaction. These advances require a significant amount of capital and are generally leveraged at approximately 90%, which results in significant interest expense to AP LLC. The compensation for this obligation is embedded in the basic fee component of the related MSRs. If AP LLC sold the basic fee component of the related MSRs, Nationstar would likely be concerned about AP LLC’s ability to finance its obligation; similarly, if AP LLC were to transfer this obligation, Nationstar would likely be concerned about the new party’s ability to finance this obligation. Any interruption in Nationstar’s counterparty’s ability to finance or efficiently finance this obligation would likely adversely affect Nationstar’s profitability and liquidity.

•	As a result of these two factors, any new agreement or amendment would likely require significant negotiation with, and ultimately the consent of, the servicer (seller).

•	The servicer (seller) might not agree to equivalent economic terms upon the involvement of a third party given the additional costs associated with amending the agreements and the additional costs associated with record-keeping for a new third party.

•	The servicer (seller) would likely require significant diligence on any new purchaser of the advances to ensure their financial stability.

•	Depending on the structure of any new transaction, the servicer advance financing facilities could require amendments, which would also require the consent of the lenders.

•	In the case of AP LLC, there would be an additional complicating factor to executing any new agreement or amendment because all of New Residential’s co-investors would also need to agree, and their economic return profile would be significantly impacted in a complex fashion.

2.	We note in your response to prior comment 1 that the right, title, and interest in the “Excess Servicing Fees” were assigned to a wholly-owned subsidiary of the company. However, please tell us whether the contracts related to the rights to cash flows from Ocwen’s MSRs fees and servicer advances allow for any portion of those rights to be sold without requiring the execution of a separate agreement or amendments to the original contract(s) in order to have an unrelated party “participate” in the cash flows. To the extent that there are differences in your ability under the contract(s) to separately sell portions of the rights acquired related to Ocwen’s MSRs fees and servicer advances versus Nationstar’s MSRs fees and servicer advances, tell us why you believe those differences should not result in a different conclusion regarding the related units of account.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

January 28, 2016

Response

We respectfully inform the Staff that, while our subsidiary (“HLSS Sub”) has the legal right to separately sell the two sets of cash flows, any such sale would require the execution of new agreements or the significant amendment of existing agreements, making such a sale impractical. We further note that, in addition to the rights to receive cash inflows from outstanding advances and the basic fee component of the related MSRs, HLSS Sub also has the obligation to purchase all future advances with respect to the related pool of underlying residential mortgage loans, which also needs to be considered in assessing separability.

There are several reasons why any such sale would require the execution of new agreements or the significant amendment of existing agreements, including, without limitation:

•	Under the existing agreements, the basic fee component of the related MSRs is split between HLSS Sub and Ocwen based on the incentive fee computation. The incentive fee computation is based on the ratio of outstanding servicer advances to the UPB of the underlying loans. As a result, the allocation of the basic fee component of the related MSRs is dependent on the outstanding servicer advances. Any such sale would separate the incentive fee from its beneficiary. In other words, the party who becomes the owner of the basic fee component of the related MSRs after any such sale would receive a greater or lesser portion of their split based on a formula that is structured to incentivize the servicer to reduce the outstanding servicer advances, which would negatively impact the returns to such owner. Therefore, it is unlikely that the parties would agree to such a commercial split, and this primary term of the existing agreements would need to be amended.

•	HLSS Sub has the obligation to purchase future advances as they are made, and the servicer (seller), Ocwen in this case, relied on the ability of HLSS Sub and its managing member, New Residential, to finance such purchases in consenting to our acquisition of HLSS. These advances require a significant amount of capital and are generally leveraged at approximately 90%, which results in significant interest expense to HLSS Sub. The compensation for this obligation is embedded in the basic fee component of the related MSRs. If HLSS Sub sold the basic fee component of the related MSRs, we believe Ocwen would likely be concerned about HLSS Sub’s ability to finance its obligation; similarly, if HLSS Sub were to transfer this obligation, we believe Ocwen would likely be concerned about the new party’s ability to finance this obligation. Any interruption in Ocwen’s counterparty’s ability to finance this obligation would likely adversely affect Ocwen’s liquidity.

•	As a result of these two factors, any new agreement or amendment would likely require significant negotiation with, and ultimately the consent of, the servicer (seller).

•	The servicer (seller) might not agree to equivalent economic terms upon the involvement of a third party given the additional costs associated with amending the agreements and the additional costs associated with record-keeping for a new third party.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

January 28, 2016

•	The servicer (seller) would likely require significant diligence on any new purchaser of the advances to ensure their financial stability.

•	Depending on the structure of any new transaction, the servicer advance financing facilities could require amendments, which would also require the consent of the lenders.

Although there are differences in the agreements, primarily Targeted Return vs. incentive fee, and differences in the circumstances, such as involvement of other investors in AP LLC, these differences are insignificant to the overall structure of the two sets of agreements, which result in similar outcomes. In both cases, the Company views its investments in servicer advances, including the basic fee component of the related MSRs, as single instruments, each with one aggregate risk and cash flow profile. In both cases, the investment is designed so that the right to receive the basic fee component of the related MSRs serves as compensation for assuming the obligation to purchase servicer advances, equivalent to the components of a fixed income instrument with a single risk and cash flow profile, with the basic fee representing the interest component and the advances representing the principal component. Accordingly, the Company views its obligations to purchase advances to be inextricably linked to its rights to receive the related compensation for assuming these obligations (i.e., the basic fee component of the related MSRs) and believes that this right and obligation form a single economic unit.

In conclusion, we believe that the underlying fact pattern supports a single unit of account as neither set of cash flows can be sold at our sole discretion and the impediments to executing amendments or new agreements are similar and significant, as described above, in both cases.

Please contact the undersigned at (212) 798-6114 should you require further information or have any questions.

Very truly yours,

/s/ Jonathan R. Brown

Chief Accounting Officer

cc:      Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission